February 10, 2026

Jorge F. Scarinci
Chief Financial Officer
Macro Bank Inc.
Avenida Eduardo Madero 1172, 24th Floor
C1106ACY City of Buenos Aires
Argentina

        Re: Macro Bank Inc.
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-32827
Dear Jorge F. Scarinci:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Paola Gayoso